  EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Months Ended April 30, 2021

This following Management's Discussion and Analysis (“MD&A”) is prepared as of June 28, 2021 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the "Company" or “BetterLife”) for the three months ended April 30, 2021. This MD&A should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and notes thereto for the three months ended April 30, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.  The financial information presented in this MD&A is derived from the unaudited condensed consolidated interim financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

1

BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”.  On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”.  On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”.  The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6.  BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing synthetic chemistry methods and drug delivery platform technologies, BetterLife is generating patent protected non-hallucinogenic compounds that will allow outpatient treatment of mental health disorders.  BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On February 28, 2018, BetterLife completed the acquisition of Pivot Naturals, LLC (“Pivot Naturals”) pursuant to an exchange agreement dated as of February 10, 2018 among BetterLife, Pivot Naturals and the members of Pivot Naturals. Pursuant to the acquisition of Pivot Naturals, the Company acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of products.  By April 2020, the Company transferred 100% of its membership interest of Pivot Naturals to a third party and the Company strategically exited the California cannabis market.

In March 2020, the Company completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform.  Consideration for the acquisition included CHF10,000 for the acquisition of Solmic and EUR50,000 for the patents.

On August 31, 2020, the Company completed an amalgamation with Altum Pharmaceuticals Inc. (“Altum”) pursuant to which Altum was amalgamated with 12167573 Canada Ltd. (the “Amalgamation”), a wholly-owned subsidiary of the Company incorporated on June 30, 2020 for purposes of the Amalgamation.  Upon Amalgamation, Altum became a wholly-owned subsidiary of the Company.  The Company issued 18,217,239 common shares to Altum shareholders, granted 856,880 stock options, with exercise prices ranging between $0.03 and US$2.47 and expiry dates between September 7, 2020 and February 28, 2023, and granted 252,595 share purchase warrants with exercise price of US$1.44 and expiring on August 6, 2022.

In June 2020, BetterLife effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share.

In December 2020, the Company closed on a share purchase agreement with an unrelated third party (the “Purchaser”) pursuant to which 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary, was sold.  Pursuant to the sale, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada and its in-process Health Canada license application was transferred to the Purchaser and the Company strategically exited the Canadian cannabis manufacturing market.

On December 18, 2020, the Company acquired 100% of the assets in Nutraneeds in an all-stock transaction.  Pursuant to the acquisition, the Company issued 13,333,333 common shares to principals of Nutraneeds.  The assets of Nutraneeds address unmet mental health needs through the development of patented next generation psychedelic therapeutics, including the LSD derivative 2-Bromo-LSD.

2

Product Description and Target Disease

TD-0148A is a non-hallucinogenic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as depression, post-traumatic stress disorder (“PTSD”), and migraines. Human clinical trials have been conducted several decades ago with TD-0148A synthesized from LSD. The very strict controlled substance classification of LSD (Schedule 1) prevented further research in this arena. The Company’s TD-0148A issued patent is a manufacturing process pathway that is fully non-controlled, i.e. it does not start with nor generates LSD at any stage. TD-0148A synthesis is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with TD-0148A large scale synthesis and clinical trials without these restrictions.  TD-0148A’s patented process allows for cost effective manufacturing of TD-0148A.  LSD has been studied for the treatment of people with a number of psychiatric conditions, including depression, alcoholism, and PTSD throughout the 1950s and 1960s and research is currently experiencing a renaissance, with a number of publications referencing the efficacy of LSD to alleviate or reverse certain mental health conditions.  TD-0148A’s chemical name is 2-bromo-lysergic acid diethylamide (“2-Bromo-LSD”). This modification on the LSD structure is proposed to alter the pharmacological effect of compound on the serotonin 5HT2A receptor, and lead to its non-hallucinogenic properties compared to LSD.  TD-0148A is orally administered.  The Company plans to develop 2-bromo-LSD to treat mental health disorders including Treatment-resistant Depression (“TRD”) and migraines.  TRD is a term used in clinical psychiatry to describe a condition that affects patients diagnosed with major depressive disorder who do not respond adequately to a course of appropriate antidepressant medication within a certain time.  Studies have shown TRD has been associated with lower long-term quality of life as well as more instances of relapse than depression that is responsive to treatment.  2-bromo-LSD is being developed as a patient self-administered medication prescribed by a psychiatrist.  2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010 a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. 2-bromo-LSD has not been investigated in TRD in any of the published studies.

TD-010 is novel formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for treatment of benzodiazepine dependency, anxiety and spasticity. TD-010’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. Magnolia bark extracts have been used in traditional Chinese medicines for centuries as anxiolytic medication.  Several animal studies on safety and anxiolytic efficacy of honokiol/magnolia bark extract have been published1.  Only two human clinical trials have been published on honokiol (given as magnolia bark extract)2.  Magnolia bark extract/honokiol is sold as a nutraceutical.  DHH-B has been shown in animal studies to have significantly (20x) more anxiolytic activity than its parent molecule honokiol3. Animal studies have also shown that DHH-B does not have the side effects of benzodiazepines4 and not to be addictive like benzodiazepines5.  No human clinical trials have been conducted on DHH-B.  TD-010 is DHH-B formulated in the Company’s patented formulation (provisional) to overcome DHH-B’s insolubility and poor bioavailability for potential treatment of anxiety and other neuro-psychiatric disorders.

__________________________

1 Review Sarrica et al 2018

2 Kalman et al 2008; Campus et al 2011

3 Kuribara et al 2000 J Pharm Pharmacol

4 Benzodiazepines include Xanax™, Valium™, Klonopin™ and Ativan™

5 Kuribara et al 2000 J Pharmacol Biochem & Behaviour; Maruyama et al 2001

3

AP-003 is a patent pending proprietary recombinant human IFNa2b inhalation formulation. In recent studies IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication. In the study published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", the authors examined the course of disease in a cohort of 77 individuals with confirmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors the findings presented in the study were the first to suggest therapeutic efficacy of IFNa2b in COVID-19 disease.

Cautionary note:  The Company is not making any express or implied claims that AP-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of AP-003 are under investigation and market authorization has not yet been obtained.

AP-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. AP-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. AP-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human AP-001 Phase 1-2 trials have been completed.

AP-002 is an organo-gallium complex whose drug substance is: tris (8-quinolinolato) gallium(III). The finished drug product is an enteric protected tablet for oral administration. Preclinical studies show that AP-002 has distinct direct anti-tumor activity as well as direct anti-osteoclast activity. The activity profile of AP-002 makes it a promising development candidate to potentially treat cancers which give rise to bone metastases, which include breast, lung and prostate cancers.

Product Current Stage of Development

TD-0148A has been tested in human studies, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, TD-0148A is at preclinical stage of development.

4

TD-010 has not been tested in human studies. It is currently in preclinical stage of development.

The active pharmaceutical ingredient in both AP-001 and AP-003 are the same. It is recombinant human IFNa2b. A proprietary recombinant human IFNa2b produced in E. coli is under development, which will provide the drug substance to be used for both the AP-001 cream or AP-003 inhalation formulations.

For health regulatory authority purposes to start human clinical trials, AP-003 is considered to be at preclinical stage of development.

For health regulatory authority purposes to start human clinical trials, AP-001 is considered clinical stage and with certain bridging studies (to be confirmed), it can begin Phase 2 studies.

AP-002 is currently in Phase 1 clinical trial in cancer patients, which was stopped in 2021 due to poor enrollment because of the COVID-19 pandemic.  The trial has not been restarted.

Product Current Regulatory Status, Development Strategy and Projected Timelines

TD-0148A is currently at preclinical stage of development. BetterLife intends to set up GMP manufacturing of TD-0148A, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The TD-0148A IND filing is projected to be by Q1 of 2022, with the start of a randomized placebo controlled Phase 1 clinical trial in healthy subjects to begin on approval of IND. The Phase 1 will be followed in 2022 with initiation of two randomized placebo controlled Phase 2 trials: one trial in TRD and trial one in cluster headaches.

TD-010 is currently at preclinical stage of development. BetterLife intends to set up GMP manufacturing of TD-010, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The TD-010 IND filing is projected to be by Q1 of 2022, with the start of a randomized placebo controlled Phase 1 clinical trial in healthy subjects to begin on approval of IND. The Phase 1 will be followed in 2022 with initiation of a randomized placebo controlled Phase 2 trial treating benzodiazepine dependency.

AP-003 is currently in preclinical stage of development. The manufacturing and formulation work is currently ongoing. A pre-IND discussion has been conducted with the FDA for use of AP-003 inhalation in COVID-19. Based on FDA feedback, an inhalation GLP toxicology study in rats using AP-003, is under planning.  Given the advent of effective SARS-CoV-2 vaccines, the AP-003 development timing and path are being currently reassessed. IFNa2b is a broad acting anti-viral agent, and studies show that it is effective against many viruses. Importantly, viruses have not been seen to develop resistance to IFN. AP-003 is therefore a potential treatment for mutant SARS-CoV-2 viruses that bypass the current vaccines, or other new coronavirus pandemics that may arise in the future. The timing of AP-003 IND and clinical trials is currently under reassessment.

The previously completed AP-001 Phase 1-2 trials were conducted using AP-001 which had IFNa2b provided by Merck under a supply agreement, which is now terminated. The Company is now manufacturing its own proprietary IFNa2b to be used in manufacturing of AP-001 for all future trials. AP-001 has an US Investigational New Drug (“IND”). The AP-001 IND is currently inactive. With AP-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the AP-001 Phase 2b will be conducted in US. The timing of AP-001 IND and clinical trials is currently under reassessment.

AP-002 Phase 1 clinical trial remains closed.  The Company is currently reassessing this program, to determine how best to proceed.

5

Other Platform Technologies

Thrudermic Transdermal Nanotechnology (Topical Platform)

The Thrudermic lipid-based nano dispersion technology is used for topical cannabinoids. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations.  The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

Solmic Solubilization Drug Delivery Technology (Oral Platform)

BetterLife’s Solmic patents are for the development of Micelle oral drug delivery technology for cannabinoids.

Ready-To-Infuse Cannabis Technology

BetterLife’s patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form.  The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the three months ended April 30, 2021, compared to the comparative periods in the prior fiscal year.

	THREE MONTHS ENDED
	April 30, 2021		April 30, 2020
Revenue	$	nil	$	nil
Operating expenses		(2,455,178)		(1,296,533)
Other income (expense):
Accretion expense		(1,293)		nil
Change in unrealized gains/losses on warrant liabilities		84,045		nil
Interest expense		(19,810)		nil
Gain on abandonment of assets, net		nil		1,481,829
Other		(51,277)		nil
Settlement of legal claims		nil		(120,000)
Net (loss) income		$(2,443,513)		$65,296

6

Net loss for the three months ended April 30, 2021 increased as compared to the prior comparative period.  The increase was due to primarily to an increase in operating expenses (see below).  In addition, the 2020 period included a gain on abandonment of assets as follows:  During the three months ended April 30, 2020, BetterLife assigned Pivot Naturals to a third party pursuant to settlement of a legal matter with former employees of Pivot Naturals.  Refer to the Company’s unaudited condensed consolidated interim financial statements for the three months ended April 30, 2020 for further discussion on the settlement.  The Company’s lease on 3595 Cadillac Avenue in California, U.S.A. was assigned together with the assignment of Pivot Naturals, and lease obligations extinguished.  A gain on extinguishment of the lease liability totaling $1,481,829 is included in gain on abandonment of assets.

Expenses

`	THREE MONTHS ENDED
	April 30, 2021	April 30, 2020
Amortization and depreciation of equipment and intangible assets	$4,609	$46,145
Amortization of right-of-use assets	nil	18,827
Consulting fees	243,097	141,881
Foreign exchange loss (gain)	83,926	(46,585)
General and administrative	111,491	100,049
Lease liability expense	nil	167,358
Professional fees	167,110	384,477
Promotion and marketing	164,220	nil
Research and development	1,327,242	31,771
Wages, salaries and employment expenses	353,483	452,610
Operating expenses	$2,455,178	$1,296,533

Operating expenses increased as compared to the prior period.  The increase was due primarily to an increase in research and development and consulting fees as the Company pursued pre-clinical and manufacturing activities related to its TD-0148A, TD-010 and AP-003 programs.  BetterLife also engaged third parties to assist with increasing corporate profile and managing public relations, which increased promotion and marketing expense.  Increases in operating expenses were offset by decreases in amortization of right-of-use assets and lease liability expense as Company no longer has any operating leases.

7

The table below presents material components of general and administrative expense:

	THREE MONTHS ENDED
	April 30, 2021	April 30, 2020
Business licenses	$2,794	$8,806
Conferences	nil	775
Information technology	5,878	4,813
Insurance	8,209	1,723
Investor relations	nil	nil
Office	35,873	24,739
Press release	21,359	4,009
Public listing expense	33,140	12,665
Shareholder expense	nil	nil
Telecommunications	1,929	1,143
Travel, meals and entertainment	545	33,912
Utilities	nil	5,785
Website costs	1,764	1,679
	$111,491	$100,049

General and administrative expense for the three months ended April 30, 2021 increased slightly as compared to the prior period. Press release and public listing expenses increased, offset by a decrease in travel, meals and entertainment expense.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	April 30, 2021		January 31, 2021		October 31, 2020		July 31, 2020
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(2,443,514)		$(27,505,630)		$(7,349,151)		$(1,561,305)
Net income (loss) per share – basic		$(0.04)		$(1.00)		$(0.25)		$(0.09)
Net income (loss) per share - diluted		$(0.04)		$(1.00)		$(0.25)		$(0.09)

	QUARTERS ENDED
	April 30, 2020		January 31, 2020		October 31, 2019		July 31, 2019
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$65,296		$(10,670,257)		$(2,593,187)		$(4,379,774)
Net income (loss) per share - basic		$0.00		$(0.68)		$(0.15)		$(0.28)
Net income (loss) per share - diluted		$0.00		$(0.68)		$(0.15)		$(0.28)

8

Net loss for the quarter ended January 31, 2020 was significantly higher than other quarters as the Company recorded losses on impairments of abandoned assets, equipment, intangible asset and loans receivable totaling $8,145,510.

The Company reported a net income for the quarter ended April 30, 2020.  During the three months ended April 30, 2020, BetterLife assigned Pivot Naturals to a third party pursuant to settlement of a legal matter.  As a result, the Company’s lease on 3595 Cadillac Avenue in California, U.S.A. was assigned, and lease obligations extinguished.  A gain on extinguishment of the lease liability totaling $1,474,092 was included in gain on abandonment of assets for the quarter.

Net loss for the quarter ended October 31, 2020 increased from the prior quarter due to recorded losses on impairments of abandoned assets and intangible assets.  Upon signing of the share purchase agreement for the sale of Pivot, the Company exited the cannabis manufacturing industry in Canada.  As a result, the Company impaired assets related to its lease at 285-295 Kesmark Street in Quebec, Canada as well as intangible assets originally intended to be used in the manufacture of cannabis products.

Net loss for the quarter ended January 31, 2021 was significantly higher than other quarters for fiscal 2021.  The increase was a result of a non-recurring expense charge of $16,666,666 related to unidentifiable assets acquired as part of the acquisition of assets from Nutraneeds as well as impairments taken on the Company’s intangible assets.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure.  The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets.  To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.  While the Company has incurred losses to date, with an accumulated deficit of $93,454,819 at April 30, 2021, management expects to continue to fund its development efforts through its access to public capital markets.  However, there can be no assurance, especially in light of the current global outbreak of COVID-19, that it will gain adequate market acceptance for its projects or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

Working Capital

The following table presents the Company’s working capital at April 30, 2021 and January 31, 2021:

	April 30, 2021	January 31, 2021
Current assets	$1,401,390	$1,329,554
Current liabilities	4,648,509	5,847,077
Working capital (deficiency)	$(3,247,119)	$(4,517,523)

Working capital deficiency decreased as compared to January 31, 2021.  During the three months ended April 30, 2021, the Company received net proceeds of $3,004,214 from financing activities (see below), which contributed to its working capital.

9

Statements of Cash Flows

The following table presents the Company’s cash flows for the three months ended April 30, 2021 and 2020:

	THREE MONTHS ENDED
Net cash provided by (used in):	April 30, 2021	April 30, 2020
Operating activities	$(2,863,111)	$(1,273,885)
Investing activities	nil	(86,492)
Financing activities	3,004,214	(186,710)
Effect of foreign exchange rate changes on cash	(21,069)	3,341
Increase (decrease) in cash for the period	$120,034	$(1,543,746)

Cash used in operating activities for the three months ended April 30, 2021 increase as compared to the prior period as the Company pursued pre-clinical and manufacturing activities related to its TD-0148A, TD-010 and AP-003 programs.  During the current period, BetterLife did not expend any cash on investing activities.  Cash provided by financing activities for the current period included private placements for net proceeds of $2,461,289, subscriptions received of $500,120 and proceeds from loans of $120,000.

Commitments and Contingencies

In September 2019, BetterLife was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placement of $15 million that it closed in May 2019.  In July 2020, this claim was settled for $120,000.

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment.  The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares.  The Company believes the claims are unfounded and intends to vigorously defend these claims.

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court of Québec and a judgement for a safeguard order was obtained by Olymbec Development Inc. (“Olymbec”) against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec, ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month.  In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021.  In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021.   Pursuant to the share purchase agreement that closed in December 2020 for the sale of 100% of the issued and outstanding common shares of Pivot, the Company should be indemnified from any and all claims suffered by the Company in connection with and as guarantor of the lease. The Company is assessing options available to contest the judicial demand from Olymbec and mitigate its damages.

The Company is a guarantor on the lease at 285-295 Kesmark Street in Quebec, Canada, which was assigned together with the sale of Pivot pursuant to which the Company has recorded a financial guarantee liability of $182,200 based on its best estimate of potential future loss.

10

RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held through reputable financial institutions in Canada and U.S.  The carrying amount of cash represent the maximum exposure to credit risk.  As at April 30, 2021, this amounted to $274,756 (January 31, 2021 - $154,722).

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure.  Accounts payable and accrued liabilities and due to related parties are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities.  A 5% change in exchange rates will decrease the Company’s loss by approximately $88,300.  The Company does not invest in derivatives to mitigate these risks.

Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.

•

The Company has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.

•

The Company will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.

11

•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.

•

The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.

•

The Company will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.

•

If the Company is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.

•	The Company’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.

•

The Company faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.

•

The manufacturing of all of the Company’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.

•

Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.

•	The Company plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.

•	The Company has no sources of product revenue and it will not be able to maintain operations and research and development without sufficient funding.

•	The Company is highly dependent upon certain key personnel and their loss could adversely affect the Company’s ability to achieve its business objectives.

•

If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.

•

Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.

•	If the Company is unable to enroll subjects in clinical trials, it will be unable to complete these trials on a timely basis.

•

If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any products that it may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive.

12

•

The Company relies on contract manufacturers over whom it has limited control. If the Company is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, its business operations could suffer significant harm.

•	The Company’s future success is dependent primarily on the regulatory approval of a single product.

•	The Company will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.

•

The Company’s products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby having an adverse effect on its business.

•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of the Company’s products may have an adverse impact on future commercialization efforts.

•	The Company faces the risk of product liability claims, which could exceed its insurance coverage and produce recalls, each of which could deplete cash resources.

•	Changes in government regulations, although beyond the Company’s control, could have an adverse effect on its business.

•	The Company’s discovery and development processes may involve the use of companion diagnostics or biomarkers.

•

Significant disruption in availability of key components for ongoing preclinical and clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.

•	The Company’s products or technologies may need to be used in connection with third-party technologies or products.

•	The Company may pursue other business opportunities in order to develop its business and/or products.

•	Generally, a litigation risk exists for any company that may compromise its ability to conduct the Company’s business.

•	The Company’s success depends on its ability to effectively manage its growth.

•	It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.

•	Significant disruptions of information technology systems or security breaches could adversely affect the Company’s business.

•

The COVID-19 pandemic and related government responses could have a material and adverse effect on the Company’s business, financial condition and results of operations, as set out in greater detail below.

Risks Related to Infectious Diseases and Related Government Responses

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company’s business and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact the Company’s business, operations, financial condition and the market for its securities will depend on future developments and government responses, which are highly uncertain and cannot be predicted. These include the duration, severity and scope of the outbreak and the actions taken by governmental entities to address and mitigate the pandemic. The Company’s business and operations could be adversely affected by the continued global spread of COVID-19 and any government actions to slow the spread of the infectious disease.  Areas that may be impacted include, but without limitation, workforce productivity and health, disruptions to supply chains, limitations on travel and ability to successfully commercialize the Company’s product portfolios and deliver end products to customers.

13

Given the uncertainty and lack of predictability surrounding COVID-19, the Company is not able to predict the length and severity of impact to its business and operations.  As a result, risks associated with COVID-19 may impact key estimates and assumptions used in the Company’s consolidated financial statements.

Risks Related to BetterLife’s Intellectual Property

•	If the Company is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.

•	If the Company is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.

•

The Company may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If the Company cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.

•	The Company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them.

Risks Associated with BetterLife’s Securities

•

Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.

•

The Company’s common share is or may be considered a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.

•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.

•	The Company does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.

•	The price of the Company’s shares may be subject to fluctuation in the future based on market conditions.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

14

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

TRANSACTIONS BETWEEN RELATED PARTIES

During the three months ended April 30, 2021, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Key Management Compensation

During the three months ended April 30, 2021, compensation of key management and directors, including former key management and directors, of the Company totaled $366,660 (three months ended April 30, 2020 – $354,891), and consisted of salaries, consulting fees, directors’ fees and share-based payments.  During the three months ended April 30, 2021:

•	700,000 stock options were granted to directors, officers and a former officer (three months ended April 30, 2020 – Nil),

•	605,655 stock options for officers, a former officer and a director were forfeited or expired unexercised (three months ended April 30, 2020 – 200,000).

As at April 30, 2021, the Company owed $584,478 to current and former key management and directors (January 31, 2021 - $661,660).

PROPOSED TRANSACTIONS

There are none.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the fair values of share-based payments and the valuations of long-lived assets and lease liabilities.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the going concern assessment of the Company, the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets, the determination of functional currencies of the Company and its subsidiaries, the determination of whether an acquisition is a business combination or an asset acquisition and the determination of incremental borrowing rates used in valuations of lease liabilities.

The global outbreak of COVID-19 has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition.

15

CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Not Yet Adopted

The following new accounting standards and interpretations will be adopted by the Company subsequent to April 30, 2021.

IAS 1 – Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.  The Company does not expect the revisions to have a material impact on its condensed consolidated interim financial statements.

IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.  The Company does not expect the amendment to have a material impact on its condensed consolidated interim financial statements.

IAS 16 – Property, Plant and Equipment (“IAS 16”)

IAS 16 has been amended to prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.  The amendments are effective for annual periods beginning on or after January 1, 2022.  Earlier application is permitted.  The Company does not expect the amendment to have a material impact on its condensed consolidated interim financial statements.

16

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

IAS 37 has been amended to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.  The amendments are effective for annual periods beginning on or after January 1, 2022.  Earlier application is permitted.  The Company does not expect the amendment to have a material impact on its condensed consolidated interim financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Cash and amounts receivable are classified as amortized cost.  Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss.  The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and loans payable are measured at amortized cost. Their carrying values also approximate fair value.  The Company’s warrant liabilities are measured at FVTPL.

BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At April 30 and January 31, 2021, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy.  At April 30 and January 31, 2021, warrant liabilities were measured and recognized in the condensed consolidated interim statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy above.  There were no transfers between level 1, 2 and 3 inputs during the three months ended April 30, 2021 and 2020.

17

SHARE DATA

The following table sets forth the outstanding common share, warrants, special warrants, compensation options, stock options, restricted share units and performance share units data for the Company as at June 28, 2021:

	Authorized	Issued
Common shares	Unlimited	84,821,672
Warrants		32,078,298
Compensation options		2,486,803
Stock options		2,854,557
Restricted share units		17,500
Performance share units		25,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

18